VIA EDGAR AND E-MAIL

August 27, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn Jacobson, Senior Staff Accountant
Lisa Etheredge, Senior Staff Accountant

Re:     Groupon, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 14, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed August 3, 2018
File No. 001-35335

Dear Ms. Jacobson and Ms. Etheredge:

We have set forth below the responses of Groupon, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated August 16, 2018. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein, and the Company’s response follows each comment.

Form 10-Q for the Quarter Ended June 30, 2018
Notes to the Condensed Consolidated Financial Statements
2. Adoption of New Accounting Standards
Product Revenue, page 9

Comment No. 1

We note your inventory balance on page 12. We also note your disclosure on page 18 of your Form 10-K for the year ended December 31, 2017 that you purchase a portion of the merchandise that you offer for sale and that you rely on third-party logistics providers and third-party sellers for much of your order fulfillment and delivery. Please provide us with a comprehensive discussion regarding your involvement in direct sales of merchandise inventory through your Goods category and how you considered the involvement of third-parties in determining that product revenue should be reported on a gross basis. Reference 606-10-55-36 through 40.

Response:

In its Goods category, the Company earns: (1) product revenue from transactions in which it sells merchandise inventory directly to customers and (2) service revenue from transactions in which the Company acts as an agent of third-party sellers. Product revenue is reported on a gross basis as the purchase price received from the customer. Service revenue is reported on a net basis as the purchase price received from the customer less the amount payable to the third-party seller.

Goods Transactions Reported on a Gross Basis (Product Revenue)
For product revenue transactions in the Company’s Goods category, which are reported on a gross basis, the Company obtains merchandise inventory to sell to its customers through the channels set forth below.

a.
Drop-Ship – Under this channel, the Company enters into agreements with vendors that provide it with the option to purchase merchandise inventory. The Company offers that merchandise for sale on its platform. The Company never physically receives the inventory in drop-ship transactions; rather, the inventory is shipped directly from the vendor to the customer using a third-party shipping carrier, with the Company obtaining title to the inventory and having physical loss inventory risk while it is in-transit. For drop-ship transactions, products are shipped in Groupon-branded packaging, the customer has no knowledge of the vendor from which the Company acquired the merchandise inventory, and the Company has back-end inventory risk for any product returns. A significant proportion of the Company’s product revenue transactions are drop-ship arrangements, which enables it to maintain a relatively low inventory balance.

b.
Pre-Purchased Inventory – Under this channel, the Company purchases inventory from vendors prior to offering that inventory for sale on its platform. The purchased inventory is shipped either to the Company’s leased fulfillment center in Hebron, Kentucky or to fulfillment centers operated by third-party logistics providers engaged by the Company to perform fulfillment activities. Once the goods are shipped to the applicable fulfillment center, the Company obtains title to that inventory and has physical loss inventory risk until it is sold and delivered to the customer. At the fulfillment center, the inventory is broken down into individual customer orders and is subsequently picked up by third-party shipping carriers for delivery to customers. Transactions involving pre-purchased inventory typically increase during the fourth quarter, as the Company increases its inventory balances during October and November to ensure an adequate supply of merchandise for the holiday season. If the Company overestimates customer demand for merchandise inventory, particularly around the holiday season, it would incur losses if it were unable to recover its cost by selling the excess inventory through liquidation channels. For transactions involving pre-purchased inventory, products are shipped in Groupon-branded packaging, the customer has no knowledge of the vendor from which the Company acquired the merchandise inventory, the Company has front-end inventory risk for the pre-purchased inventory, and the Company has back-end inventory risk for any product returns.

c.
Post-Purchased Inventory – Under this channel, the Company enters into agreements with vendors that provide it with the option to purchase merchandise inventory. The Company offers that merchandise for sale on its platform and purchases inventory from suppliers after customers have placed orders for the related products through its platform. Vendors then ship the inventory to the Company’s fulfillment center or to a fulfillment center operated by a third-party logistics provider engaged by the Company. At the fulfillment center, the inventory is broken down into individual customer orders and is subsequently picked up by third-party shipping carriers for delivery to customers. The Company has title to the inventory and physical loss inventory risk from the time it is shipped to the applicable fulfillment center until it is delivered to the customer. For transactions involving post-purchased inventory, products are shipped in Groupon-branded packaging, the customer has no knowledge of the vendor from which the Company acquired the merchandise inventory, and the Company has back-end inventory risk for any product returns.

d.
Consignment – Under this channel, consignment inventory is physically held at the Company’s fulfillment center or at a fulfillment center operated by a third-party logistics provider engaged by the Company, but the vendor retains title to the inventory until the Company sells the merchandise inventory to a customer. Upon sales to customers, the Company purchases the inventory from the vendor at which time it obtains title and has physical loss inventory risk until the inventory is delivered to the customers. Inventory that has been purchased is broken down into individual customer orders at the fulfillment center and is subsequently picked up by a third-party shipping carrier for delivery to customers. If consignment inventory is not sold, it can be returned to the vendor. For transactions involving inventory on consignment, products are shipped in Groupon-branded packaging, the customer has no knowledge of the vendor from which the Company acquired the merchandise inventory, and the Company has back-end inventory risk for any product returns.

ASC 606-10-55-36 and 36A indicate that when another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). To determine the nature of its promise, the entity should:

a.	Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-25])

b.	Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.

ASC 606-10-55-37 and 37A indicate that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of a good or another asset from the other party that it then transfers to the customer.

To evaluate whether the Company controls the merchandise inventory before it is transferred to the purchaser, it principally considers the below indicators from ASC 606-10-55-39. The following analysis is applicable for all revenue transactions in its Goods category that are reported on a gross basis, which comprise the Company’s product revenue transactions. Transactions in the Company’s Goods category involving third-party sellers are reported on a net basis within service revenue and the following analysis is not applicable to those service revenue transactions.

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

From the customer’s perspective, the Company is the party that is responsible for fulfilling the promise to deliver the related merchandise inventory. The Company does not identify the vendor from which it obtained the merchandise inventory in product revenue transactions. Additionally, Groupon-branded packaging is used to ship the merchandise. A customer also would contact Groupon’s customer service department to the extent that there are issues with the merchandise or if the customer wants to initiate a return.

The Company does not purchase inventory from third-party logistics providers and those providers have no involvement with customers. Rather, third-party logistics providers are engaged by the Company to outsource fulfillment activities primarily related to inventory management. The Company does not believe that the use of external service providers to perform such activities impacts the determination of whether revenue from customers should be reported on a gross or net basis under ASC 606, as those activities do not satisfy a performance obligation with the customer. Similarly, the Company does not believe that its use of third-party shipping carriers to deliver merchandise inventory to customers impacts the presentation of revenue on a gross or net basis under ASC 606. The Company considers shipping to be a fulfillment cost, rather than a performance obligation with its customers.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (e.g., if the customer has a right of return).

For drop-ship arrangements, consignment arrangements, and for transactions involving post-purchased inventory, the Company does not have inventory risk prior to a customer order, as it takes title only for a short period before title passes to the customer upon delivery. However, it has “back-end” inventory risk upon product returns and the Company’s customer service policies and practices offer a general right of return. When merchandise is returned to the Company, it is the Company’s responsibility to identify the liquidation channel that maximizes its economic recovery (e.g., bulk liquidations, selling through a liquidation marketplace, or arranging a sale to a vendor, including the original vendor from which the product was purchased). The Company has no contractual or implicit right to return merchandise to the original vendor following customer returns of that merchandise, except in circumstances in which the related goods were defective or damaged when picked up from the vendor. Although the Company does sell returned merchandise to the original vendor from time-to-time, such transactions are independently negotiated and are generally consummated at a discount to the original purchase price. In many cases the original vendor declines to make an offer on returned merchandise. The Company has a low overall recovery rate on returned merchandise, which demonstrates that it has substantive economic risk of loss upon product returns. Additionally, for transactions involving pre-purchased inventory, the Company also has front-end inventory risk (i.e., prior to a customer order) in addition to having back-end inventory risk upon product returns.

c.
The entity has discretion in establishing the price for the specified goods or services. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases.

The Company establishes the selling price of merchandise inventory in product revenue transactions.

After considering the indicators above, the Company determined that it is the principal because it is primarily responsible for satisfying the performance obligation, it has general inventory risk upon product returns, it has physical loss inventory risk while inventory is in-transit, and it establishes pricing. Therefore, the Company concluded that it controls the merchandise inventory before it is transferred to the customer and should record revenue from those transactions on a gross basis in its consolidated statements of operations.

Goods Transactions Reported on a Net Basis (Service Revenue)
Goods transactions in which third-party sellers offer their products through the Company’s platform generate service revenue that is reported on a net basis because the Company does not control the merchandise inventory before delivery to the customer. In general, for those transactions customers are aware that they are purchasing products from a third-party seller rather than the Company. Additionally, the Company does not have inventory risk and pricing is primarily established by the third-party sellers.

Comment No. 2

We note your disclosure in footnote 6 to the table on page 18 that you recognized an income tax benefit of $6.4 million resulting from the adoption of ASC 606. Please explain what intercompany activities were impacted by the adoption of ASC 606 and how that resulted in an income tax benefit during the six months ended June 30, 2018.

Response:

Groupon International Ltd (“Grint”), a wholly-owned subsidiary of the Company based in Ireland, owns the intellectual property for substantially all of the Company’s international business, conducts its customer-facing marketing activities, and operates its international websites and mobile applications. The operations of the Company’s other international subsidiaries (“international operating companies”) primarily consist of local merchant sales offices. Grint earns fees from the international operating companies as compensation for its activities. The international operating companies retain operating margins that are contractually specified in the related transfer pricing agreements as compensation for their sales activities.

The international components of the Company’s ASC 606 cumulative effect adjustment increased the retained earnings of its international operating companies. Those increases to retained earnings were required to be treated as current period income for purposes of determining transfer pricing amounts under their related agreements with Grint. This resulted in intercompany charges from Grint to reduce the income (i.e., including both income reported in the statement of operations and the increases to retained earnings from the cumulative effect adjustment) retained by those international operating companies to their contractually specified operating margins. Those intercompany charges between Grint and the international operating companies, which eliminate in consolidation and have no impact on the Company’s consolidated statement of operations or segment results, increased the pre-tax income for Grint and decreased the pre-tax income (or increased pre-tax losses) for the international operating companies. The $6.4 million indirect income tax benefit from adopting ASC 606 represented the reduction of income tax expense in jurisdictions outside of Ireland as a result of the intercompany charges. Due to the valuation allowance against the net deferred tax assets of Grint, there was no offsetting increase to income tax expense in Ireland.

ASC 250-10-45-8 addresses the accounting for indirect effects resulting from a change in accounting principle that is applied retrospectively. The guidance specifies that indirect effects, such as a nondiscretionary profit sharing or royalty payment based on revenue or net income, should not be included in retrospective application. Rather, such indirect effects should be recorded in the period in which the accounting change is made. While that guidance specifically addresses indirect effects from a change in accounting principle that is applied retrospectively, we believe that it is also applicable when a new accounting principle is adopted under a modified retrospective approach (i.e., a cumulative effect adjustment to beginning retained earnings). Because the income tax benefit resulted from intercompany charges triggered by the transition adjustment and did not represent income tax effects of the transition adjustment itself, the Company determined that it was an indirect effect of adopting ASC 606. Consequently, the income tax benefit was recognized in earnings, rather than as part of the cumulative effect adjustment. Additionally, because the intercompany charges triggered by the adoption of ASC 606 were considered to be significant, unusual in nature, and infrequently occurring, the related income tax benefit was determined to be a discrete item and was recognized during the first quarter 2018, concurrent with the adoption of ASC 606.

If you have any questions or comments, please contact me by telephone or email.

Sincerely,

/s/ Brian C. Stevens

Brian C. Stevens
Chief Accounting Officer and Treasurer

Cc:     Michael Randolfi, Groupon, Inc.
Dane Drobny, Groupon, Inc.
Erin Stone, Groupon, Inc.
Sara Klein, Deloitte & Touche LLP
Steve Gavin, Winston & Strawn LLP